SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  July, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF1 no. 60.643.228/0001-21
NIRE2  35.300.022.807

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JANUARY 15, 2007.

On the fifteenth day of the month of January 2007, at 04:00 P.M., at Company headquarters the Board of Administration of VOTORANTIM CELULOSE E PAPEL S/A met. PARTICIPANTS: Messrs. José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti (through video-conference), Carlos Ermírio de Moraes and José Luciano Duarte Penido - Members of the Board. PRESIDING BOARD: President: José Roberto Ermírio de Moraes; and Secretary: Eduardo Lavini Russo. AGENDA: (i) Approval of financial statements for the fiscal year ended on 12.31.2006, with basis on article 17, sub-paragraph XI of Company Articles of Incorporation and on article 142, sub-paragraph V, of the Brazilian Corporate Law; (ii) Approval of the Capital Budget for profit retention on account of Profit Retention Reserve, to be submitted for shareholders approval during the General Meeting.

DELIBERATIONS TAKEN BY UNANIMITY OF VOTES: (i) The financial statements were approved, having been deliberated that they should be forwarded, with the Independent Auditors opinion, for publication and appreciation during the Shareholders General Meeting, altogether with the Administration Report, also approved; (ii) The Capital Budget elaborated by the Board of Directors was approved, as well as its submission to the General Meeting, for approval.

Such deliberations were taken by unanimity of votes.

CLOSING, TRANSCRIPTION, AND SIGNATURE OF THE MINUTES: There being no further matters to discuss, the meeting was adjourned for as long as necessary for the transcription of the present minutes which, read and verified, and found to be correct, has been signed by all participants. São Paulo, January 15, 2007. (signed). José Roberto Ermírio de Moraes, President of the Board. Fabio Ermírio de Moraes, Vice-President of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido, Members of the Board.

I certify that the present is a copy of the original which is in the possession of the society.

EDUARDO LAVINI RUSSO
Secretary

1 N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
2 N.T. NIRE = Corporate Registry Identification Number

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF1 no. 60.643.228/0001-21
NIRE2 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS,
HELD ON MARCH 01, 2007.

DATE, HOUR AND PLACE: On the first day of the month of March 2007, at 05:00 P.M., at Company headquarters, at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo. PARTICIPANTS: Messrs. José Roberto Ermírio de Moraes (through video-conference), Fabio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes and José Luciano Duarte Penido - Members of the Board. PRESIDING BOARD: President: José Roberto Ermírio de Moraes and Secretary: Eduardo Lavini Russo. After discussions and voting, the participants approved, in compliance with article 17, sub-paragraph XV of Corporate By-Laws, and Instructions CVM no. 10/80 and 390/03, the acquisition by the company, of shares of its issuance, to be held at the treasury and later alienation and/or cancellation, without reducing the Corporate Capital, of up to 9,000,000 preferential shares of its issuance, which amount, added to that which is already held at the treasury is below the legal limit (10% of shares being traded in the market).

It was clarified that such acquisition of shares is proposed in view of the current quotation of Company shares at the Stock Exchange, that the society has funds available, and that the number of preferential shares being traded in the market is 98,442,378 (ninety-eight million, four hundred forty-two thousand, three hundred seventy-eight) shares, according to the concept of Instruction CVM no. 10/80. The funds to be used for the acquisitions shall be limited to the balance of profits.

It was further deliberated that the hereby approved operations for acquisition may be carried out at VCP’s discretion, in view of the quotation value of Company shares at the Stock Exchange and the Company funds available, within the timeframe of 365 (three hundred and sixty-five) days starting from March 02, 2007, and closing on February 29, 2008, and which can be intermediated by some of the following Financial Institutions: ABN AMRO Real CCVM S/A, Bradesco S/A Corretora de Títulos e Valores Mobiliários, Itaú Corretora de Valores S/A, Merrill Lynch S/A Corretora de Títulos e Valores Mobiliários, Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Santander Brasil S/A CTVM and Votorantim Corretora CTVM Ltda.

1 N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
2 N.T. NIRE = Corporate Registry Identification Number

CLOSING, TRANSCRIPTION, AND SIGNATURE OF THE MINUTES: There being no further matters to discuss, the meeting was adjourned for as long as necessary for the transcription of the present minutes which, read and verified, and found to be correct, has been signed by all participants.

São Paulo, March 01, 2007. (signed) José Roberto Ermírio de Moraes, President of the Board. Fabio Ermírio de Moraes, Vice President of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido, Members of the Board.

I certify that the present is a copy of the original which is in the possession of the society.

EDUARDO LAVINI RUSSO

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 7/06/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer